FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	CN says due bill trading will apply to stock split payable Nov. 29, 2013

Item 1

North America’s Railroad

NEWS RELEASE

CN says due bill trading will apply to stock split payable Nov. 29, 2013

MONTREAL, Nov. 6, 2013 — CN (TSX: CNR) (NYSE: CNI) announced today that in accordance with the applicable rules of the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”), the “due bill” trading procedures of such stock exchanges will apply to CN’s two-for-one stock split, which will take the form of a stock dividend whereby shareholders will receive one additional common share for each common share held. The stock dividend will be payable on Nov. 29, 2013, to all shareholders of record at the close of business on Nov. 15, 2013. CN announced the pending stock split on Oct. 22, 2013.

A “due bill” is an entitlement attached to listed securities undergoing a corporate action, such as a share split. In this instance, the entitlement is to the share divide nd. The common shares will trade on a “due bill” basis from two trading days prior to the record date (i.e., Wednesday, Nov. 13, 2013) to the payment date (i.e., Friday, Nov. 29, 2013), inclusively (the “due bill period”). Any trades that are executed on the TSX or the NYSE during this period will be identified to ensure purchasers of CN’s common shares receive the entitlement to the share dividend.

The common shares will commence trading on an “ex-dividend” basis on Dec. 2, 2013, as of which date purchases of CN’s common shares will no longer have an attaching entitlement to a stock dividend payment.

Shareholders do not need to take any action. CN’s transfer agent will send to registered shareholders an advice under the direct registration system indicating the number of additional shares that they receive as a result of the stock split. These additional shares will be held in book entry form and registered electronically in the transfer agent's recordkeeping system, unless a physical share certificate is requested by the registered shareholder. Beneficial owners with common shares held through a brokerage account will have their accounts automatically updated to reflect the share split.

Forward-Looking Statements

Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward -looking statements involve risk, and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to

“Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s websi te, for a summary of major risk factors.

CN assumes no obligation to update or revise forward -looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward -looking statement.

CN is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis. and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at  www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 6, 2013	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel